Appendix 3X
Initial Director’s Interest Notice

Rule 3.19A.1
Appendix 3X

Initial Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity pSivida Limited
ABN 78 009 232 026

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Heather Zampatti
Date of appointment	11 January 2006

Part 1 - Director’s relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities A contractual interest in 200,000 unlisted options to be issued under the ESOP at an exercise price and expiry date to be determined subject to shareholder approval.

Part 2 - Director’s relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities

Part 3 - Director’s interests in contracts

Detail of contract
Nature of interest
Name of registered holder (if issued securities)
No. and class of securities to which interest relates

Appendix 3Z
Final Director’s Interest Notice

Rule 3.19A.3
Appendix 3Z

Final Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity pSivida Limited
ABN 78 009 232 026

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Alison Ledger
Date of last notice	3 March 2005
Date that director ceased to be director	11 January 2006

Part 1 - Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities

Part 2 - Director’s relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	Number & class of securities
Note: Provide details of the circumstances giving rise to the relevant interest
Mr David Ledger (spouse)	1,900,000 Ordinary Full Paid Shares.
Arlington Capital Pty Ltd atf Arlington Trust	200,000 Unlisted options for ordinary shares @ 118 cent expiring 5 August, 2009

Part 3 - Director’s interests in contracts

Detail of contract
Nature of interest
Name of registered holder (if issued securities)
No. and class of securities to which interest relates